Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

First Quarter Ended March 31, 2014

MONACO — (Marketwired) — 05/21/14 — Navios Maritime Holdings Inc. (NYSE: NM)

•	$122.2 million Revenue for Q1 2014
•	$2.0 million Net Income for Q1 2014
•	$59.8 million EBITDA for Q1 2014
•	Acquired 100% ownership of Navios Asia
•	Dividend of $0.06 per share for Q1 2014

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the quarter ended March 31, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased with our results for the first quarter of 2014, for which we reported net income of $2.0 million and EBITDA of $59.8 million. We are also pleased to again announce a dividend of $0.06 for the first quarter of 2014, representing a yield of 2.9%.”

Angeliki Frangou continued, “By establishing and developing in house technical and commercial management, we have been able to achieve a significant competitive advantage through economies of scale. We self-manage our vessels because we believe that by doing so, we operate more efficiently, to the material benefit of our stakeholders. Today, we believe we have world-class talent attending to our business in every department in our firm. This means better decisions are being made regarding the daily operation and maintenance of our vessels, more informed decisions are being made about dry-docking and chartering of our vessels and better procedures are being used in operating our company. Navios Holdings currently has almost 200 professionals attending to its business globally, excluding our crew of about 3,000. As we get larger, Navios Holdings also enjoys purchasing power with suppliers. We have been able to share these efficiencies and savings with the Navios Group.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Navios Asia Update

In May 2014, Navios Holdings became the sole shareholder of Navios Asia LLC (“Navios Asia”), owner of the N Amalthia and the N Bonanza vessels, by acquiring the remaining 49% noncontrolling interest for a total cash consideration of $10.9 million ($10.0 million net).

In May 2014, Navios Asia entered into an agreement to purchase one Japanese new building 180,600 dwt Capesize vessel. The vessel’s acquisition price is $54.0 million and is scheduled for delivery in June of 2014. The vessel will be financed with debt and cash from operations.

As a result of the above, Navios Holdings has a total of $20.0 million benefit as follows:

($ million)	Acquisition Price	Market Value of Vessels (net of debt)	Benefit
Initial equity investment (net)	6.5
Cost of remaining 49% interest (net)	10.0
Total	16.5	27.5	11.0
NB Japanese Capesize Vessel	54.0	63.0	9.0
Total	70.5	90.5	20.0

Insurance Settlement

In March 2014, Navios Holdings entered into an agreement to terminate its credit default insurance with its third party insurer. As a result of the agreement, Navios Holdings received in the second quarter:

•	$11.3 million in cash as follows:

–	$4.1 million lump sum compensation from its third party insurer;

and

–	$7.2 million from the sale of a defaulted counterparty claim.

In addition, Navios Holdings expects:

•	$0.6 million net present value benefit from the upfront lump sum payment; and

•	$6.7 million maximum benefit by eliminating market mitigation obligation.

Dividend Policy

On May 15, 2014, the Board of Directors declared a quarterly cash dividend for the first quarter of 2014 of $0.06 per share of common stock. The dividend is payable on June 26, 2014 to stockholders of record as of June 18, 2014. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios South American Logistics Inc. (“Navios Logistics”)

On April 22, 2014, Navios Logistics and Navios Logistics Finance (US) Inc. completed the sale of $375.0 million of 7.25% senior notes due 2022. The net proceeds of this offering were used (i) to fund its tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.

Navios Maritime Partners L.P. (“Navios Partners”)

In May 2014, Navios Holdings received $7.5 million from Navios Partners representing the cash distribution for the first quarter of 2014.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

In April 2014, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2014.

Time Charter Coverage

As of May 20, 2014, Navios Holdings has chartered-out 65.8% and 9.0% of available days for 2014 and 2015, respectively, equivalent to $150.2 million and $24.1 million in revenue, respectively. The average daily charter-out rate for the core fleet is $13,498 and $15,818 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2014 is $13,759.

The above figures do not include the fleet of Navios Logistics and vessels servicing Contracts of Affreightment.

Fleet Profile

Navios Holdings controls a fleet of 63 vessels totaling 6.2 million dwt, of which 39 are owned and 24 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 53 vessels (15 Capesize, 17 Panamax, 19 Ultra Handymax and two Handysize) totaling 5.1 million dwt. The current average age of the operating fleet is 7.2 years. Additionally, Navios Holdings has (i) seven newbuilding charter-in vessels expected to be delivered at various dates through 2016; and (ii) three newbuilding owned vessels, one of which is expected to be delivered in the second quarter of 2014 and two of which are expected to be delivered in the fourth quarter of 2015.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

As of March 31, 2014:

•	Net Debt to Total Capitalization of 49%.

•	Cash of $220.9 million.

First Quarter 2014 and 2013 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The first quarter 2014 and 2013 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(unaudited)	(unaudited)
Revenue	$122,191	$133,837
EBITDA	$59,780	$38,474
Net income/(loss)	$2,053	$(10,155)
Basic Earnings/(Losses) Per Share	$0.01	$(0.10)

Revenue from drybulk vessel operations for the three months ended March 31, 2014 was $76.6 million as compared to $60.6 million for the same period during 2013. The increase in drybulk revenue was mainly attributable to (i) an increase in the time charter equivalent rate (“TCE”) per day by 7.2% to $12,709 per day in the first quarter of 2014, as compared to $11,860 per day in the same period of 2013; (ii) an increase in available days for owned vessels of 534 days; and (iii) an increase in short-term charter-in and long-term charter-in fleet available days of 389 days.

Revenue from the logistics business was $45.6 million for the three months ended March 31, 2014 as compared to $73.2 million for the same period of 2013. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

EBITDA of Navios Holdings for the three months ended March 31, 2014 increased by $21.3 million to $59.8 million as compared to $38.5 million for the same period of 2013. The $21.3 million increase in EBITDA was primarily due to (i) a $5.4 million increase in other income, net; (ii) a $18.8 million decrease in time charter, voyage and logistics business expenses; (iii) a $2.1 million increase in net income attributable to the noncontrolling interest; (iv) a $8.3 million increase in equity in net earnings from affiliated companies; and (v) a $0.1 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs). This overall increase of $34.7 million was mitigated by (i) a $11.7 million decrease in revenue; and (ii) a $1.7 million increase in general and administrative expenses (excluding share-based compensation expenses).

EBITDA of Navios Logistics was $14.0 million for the three month period ended March 31, 2014 as compared to $14.1 million for the same period in 2013.

Net income of Navios Holdings for the three months ended March 31, 2014 was $2.0 million as compared to a $10.2 million loss for the same period of 2013. The $12.2 million increase was mainly due to an increase in EBITDA of $21.3 million. This increase was partially mitigated by (i) an increase in interest income/(expense) and finance cost, net of $2.7 million; (ii) an increase in depreciation and amortization of $1.4 million; (iii) a decrease in income tax benefit of $4.0 million; (iv) an increase of $0.3 million in share-based compensation expense; and (v) an increase of $0.7 million in amortization for deferred drydock and special survey costs.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three month periods ended March 31, 2014 and 2013.

	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(Unaudited)	(Unaudited)
Available Days (1)	5,253	4,330
Operating Days (2)	5,232	4,226
Fleet Utilization (3)	99.6%	97.6%
Equivalent Vessels (4)	58	48
TCE (5)	$12,709	$11,860

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, May 21, 2014, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the first quarter ended March 31, 2014.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Wednesday, May 21, 2014, at 8:30 am ET

Call Title: Navios Holdings Inc. Q1 2014 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 3424 9265

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3424 9265

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(unaudited)	(unaudited)
Revenue	$122,191	$133,837
Time charter, voyage and logistics business expenses	(51,178)	(70,008)
Direct vessel expenses	(28,328)	(27,695)
General and administrative expenses	(11,031)	(8,962)
Depreciation and amortization	(25,674)	(24,323)
Interest income/(expense) and finance cost, net	(28,046)	(25,358)
Loss on derivatives	—	(173)
Other income/(expense), net	2,066	(3,131)

Loss before equity in net earnings of affiliated companies	(20,000)	(25,813)
Equity in net earnings of affiliated companies	22,418	14,123

Income/(loss) before taxes	$2,418	$(11,690)
Income tax (expense)/benefit	(288)	3,700

Net income/(loss)	2,130	(7,990)
Less: Net income attributable to the noncontrolling interest	(77)	(2,165)

Net income/(loss) attributable to Navios Holdings common stockholders	$2,053	$(10,155)

Income/(loss) attributable to Navios Holdings common stockholders, basic	$826	$(10,632)

Income/(loss) attributable to Navios Holdings common stockholders, diluted	$826	$(10,632)

Basic earnings/(loss) per share attributable to Navios Holdings common stockholders	$0.01	$(0.10)

Weighted average number of shares, basic	102,486,242	101,759,391

Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders	$0.01	$(0.10)

Weighted average number of shares, diluted	104,927,563	101,759,391

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	March 31, 2014 (unaudited)	December 31, 2013
ASSETS
Cash and cash equivalents	$218,965	$187,831
Restricted cash	1,885	2,041
Other current assets	148,986	150,114
Deposits for vessel acquisitions	17,009	28
Vessels, port terminal and other fixed assets, net	1,817,547	1,808,855
Other noncurrent assets	431,303	418,744
Goodwill and other intangibles	347,149	352,000

Total assets	$2,982,844	$2,919,613

LIABILITIES AND EQUITY
Current liabilities, including current portion of long-term debt	164,567	149,767
Senior and ship mortgage notes, net of discount and including premium	1,293,107	1,293,156
Long-term debt, net of current portion	203,812	198,832
Other noncurrent liabilities	85,499	88,523
Total stockholders’ equity	1,235,859	1,189,335

Total liabilities and stockholders’ equity	$2,982,844	$2,919,613

	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013

	(unaudited)	(unaudited)

Net cash provided by operating activities	$29,552	$15,401

Net cash used in investing activities	$(48,333)	$(26,780)

Net cash provided by financing activities	$49,915	$64,389

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA is used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of EBITDA of Navios Holdings and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of EBITDA to Cash from Operations

	March 31,	March 31,
Three Months Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net cash provided by operating activities	$29,552	$15,401
Net (decrease)/increase in operating assets	(348)	6,652
Net increase in operating liabilities	(10,803)	(10,533)
Net interest cost	28,046	25,358
Deferred finance charges	(891)	(1,698)
Provision for losses on accounts receivable	(181)	(317)
Unrealized losses on FFA derivatives	—	(157)
Equity in affiliates, net of dividends received	11,758	3,202
Payments for drydock and special survey	2,724	2,731
Noncontrolling interest	(77)	(2,165)

EBITDA	$59,780	$38,474

Navios Logistics EBITDA Reconciliation to Net (Loss)/Income

	March 31,	March 31,
Three Months Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net (loss)/income attributable to Navios Logistics shareholders	$(177)	$5,934
Depreciation and amortization	6,067	6,093
Amortization of deferred drydock and special survey costs	1,156	484
Interest income/(expense) and finance cost, net	6,716	5,381
Income tax expense/(benefit)	200	(3,770)

EBITDA	$13,962	$14,122

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600
Navios Gem	Capesize	Q2 2014	180,600

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Venus	Ultra Handymax	Q1 2015	61,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes
Navios TBN	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q3 2015	82,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes

(1) Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2) Navios Holdings holds the initial 50% purchase option on the vessel.